[Letterhead of Quest Diagnostics Incorporated]

April 13, 2011

Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re:	Quest Diagnostics Incorporated
Form 10-K for Fiscal Year End December 31, 2010
Filed February 16, 2011
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated March 31, 2011 to Dr. Surya Mohapatra of Quest Diagnostics Incorporated (the “Company”) regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K filing identified above. Set forth below are the Company’s responses to the Staff’s comments.

Financial Statements

15. Commitments and Contingencies, page F-31
Legal Matters, page F-32

1.
We note that a liability with respect to the MediCal matter was not determinable at the time the financial statements were issued, in spite of the understanding reached with MediCal to pay $241 million to settle the matters. Please tell us why the understanding to pay $241 million does not represent an amount of loss that can be reasonably estimated or why you do not otherwise accrue an amount within a reasonably estimable range of loss.  Refer to ASC 450-20 for additional guidance.

Response:  During the fourth quarter of 2010, the Company continued its settlement discussions with the California Attorney General’s Office (the “Attorney General”) which was acting on its own behalf and on behalf of the California Department of Health Care Services (the “Department”) in an attempt to resolve the pending lawsuit, California ex rel. Hunter Laboratories v. Quest Diagnostics Incorporated.  The Company pursued settlement discussions to avoid the cost and risk associated with protracted legal proceedings, as further discussed in Note 15 to the Consolidated Financial Statements included in the Company’s 2010 Form 10-K.  Agreement with both the Attorney General and the Department is required to settle this matter.

Mr. John Reynolds
United States Securities and Exchange Commission
April 13, 2011

As a result of those discussions, the Company reached a tentative understanding with the Attorney General on a potential settlement number of $241 million, which was highly conditioned on resolution of a number of complex outstanding issues, such that if global agreement was not reached with respect to these issues, the Company would not be willing to pay the $241 million.  These conditions included, but were not limited to: 1) agreement with the Department regarding the prospective application of the requirements with respect to the MediCal billing; 2) agreement with the Department with respect to reporting obligations regarding MediCal billing, which pose numerous legal and operational challenges; and 3) agreement regarding the appropriate scope of releases and covenants not to sue.  In subsequent discussions during the fourth quarter of 2010, the Attorney General and the Department rejected the Company’s proposals that would have addressed these outstanding issues.  As a result, as of the issuance of the Company’s financial statements for 2010, settlement discussions had reached an impasse.

ASC 450-20-25-2 (Recognition of Contingencies) requires that an estimated loss from a loss contingency be accrued by a charge to income if information available before the financial statements are issued indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.  Based on the facts and circumstances that existed as of December 31, 2010 (as outlined above), the Company respectfully advises the Staff that the Company had concluded that it was not probable that a liability had been incurred as of December 31, 2010 because: 1) the Company believes it was in compliance in all material respects with MediCal billing regulations; 2) settlement discussions were at an impasse, and there was no assurance that a settlement agreement would ever be reached; 3) the Company was unwilling to settle without reaching a global agreement that would resolve all outstanding issues, including those referred to above; and 4) the Company was prepared to vigorously defend itself in the ongoing litigation, and remains prepared to do so absent resolution of all outstanding issues.

Based on these facts and circumstances that existed as of December 31, 2010, the Company concluded that a liability was not probable as of December 31, 2010.  Because the Company concluded that a liability was not probable, it disclosed that an estimated liability was indeterminable.

2.
We note you have continued to recognize revenue for services provided to MediCal even though you agreed to temporarily suspend billings to it until March 1, 2011. Please tell us how you considered SAB Topic 13:A in determining the services rendered represent revenue when you do not bill for services rendered.

Response:  SAB Topic 13A sets forth the Staff’s position that revenue generally should only be recognized when certain criteria are met, including that collectibility is reasonably assured.  The Company respectfully submits that it believes that collectibility of the MediCal revenue is reasonably assured.  As discussed in the Company’s Form 10-K, the Company and the Department entered into an interim agreement pursuant to which the Company had agreed to temporarily suspend billing MediCal for a period up to six months through March 1, 2011 (extended to May 2, 2011), during which the Company has continued to provide services.  The interim agreement, which was proposed by the Company, extends the timeframe the Company has to timely submit its billings to MediCal.  It has been the Company’s understanding that the pended claims, once submitted, will be paid at the full reimbursement rate, consistent with the amount of revenue recognized.

Mr. John Reynolds
United States Securities and Exchange Commission
April 13, 2011

The Company respectfully advises the Staff that the temporary pending of billing does not preclude the Company from recognizing revenue for services performed for MediCal beneficiaries because: 1) the Company has Medicaid provider agreements with MediCal; 2) the Company believes that it has billed MediCal in compliance with California regulations for all periods prior to and including December 31, 2010; 3) the interim agreement extends the timeframe the Company has to timely submit its billings to MediCal; and 4) the Company has history of being paid for services provided to MediCal.

Therefore, the Company respectfully advises the Staff that it has concluded that collectibility of both the billed and unbilled revenue is reasonably assured and it continues to recognize revenue for services provided to MediCal patients.

Exhibits

3.
Please confirm that in future filings, you will reconcile the incorporation by reference information pertaining to exhibits 10.1 and 10.6 with the company’s filing made in response to our letter issued on March 29, 2010 in regards to the company’s Form 10-K for fiscal year ended December 31, 2009.

Response: The Company confirms that in future filings, it will reconcile the incorporation by reference information pertaining to Exhibits 10.1 and 10.6 with the Company’s filing made in response to the Commission’s letter issued on March 29, 2010 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009.

4.
We note the reference on page 58 to a January 31, 2011 agreement to repurchase shares from an affiliate of GSK for $835 million.  Please advise how you considered the applicability of Item 601(b)(10) of Regulation S-K to this agreement.  Please advise whether the agreement involved a share repurchase price at a discount to market or a waiver of director resignation provisions as discussed in the Form 8-K filed February 9, 2011.

Response: The Company advises the Staff that the Company’s January 31, 2011 agreement with GSK was in the form of a one-paragraph letter from the Company to GSK stating that the Company was “prepared to purchase 15,377,551 shares” from an affiliate of GSK on the terms provided in the schedule attached thereto.  The schedule identified the securities to be purchased (i.e., the Company’s common stock), the buyer (the Company), the seller (the GSK affiliate), the trade date (January 31, 2011), the settlement date (February 4, 2011), the number of shares to be purchased and the price per share ($54.30).  The price per share represented a discount from the last reported sale price of the Company’s common stock on the New York Stock Exchange on January 31, 2011, which was $56.95.  GSK acknowledged its acceptance of the terms of the letter by signing under a signature block that provided, “Agreed and Accepted.”  The letter and schedule included no other terms or conditions and did not refer to the Company’s stockholders’ agreement with GSK or to the waiver of the director resignation provisions thereof, and the Company did not enter into any formal contract relating to such waiver or to the share repurchase.

Mr. John Reynolds
United States Securities and Exchange Commission
April 13, 2011

On February 2, 2011, the Company filed a current report on Form 8-K disclosing its agreement with GSK, including all of the terms of the letter described above.  Substantially similar disclosure was included in the Company’s annual report on Form 10-K for the year ended December 31, 2010.

Item 601(b)(10)(ii) of Regulation S-K (as referenced in Instruction 1 to Item 1.01 of Form 8-K) does not require a contract to be filed with the Commission if it is “immaterial in . . . significance.”  The Company respectfully submits that its letter to GSK is immaterial in significance because all terms of the letter have already been publicly disclosed in filings with the Commission.  Therefore, the Company does not believe that the letter is required to be filed as an exhibit to the Company’s annual report on Form 10-K for the year ended December 31, 2010 or to its quarterly report on Form 10-Q for the quarterly period ended March 31, 2011, which is the periodic report corresponding to the period in which the letter was executed.

5.
We note that exhibit 10.39 has omitted exhibit(s), schedule(s) or attachment(s).  Please confirm that you will file this exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.

Response: The Company confirms that it will file exhibit 10.39 in its entirety with the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2011.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
United States Securities and Exchange Commission
April 13, 2011

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (973) 520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.

William J. O’Shaughnessy, Jr. Assistant General Counsel and Corporate Secretary

Cc:	Brian McAllister, U.S. Securities and Exchange Commission
Ryan Milne, U.S. Securities and Exchange Commission
Erin Wilson, U.S. Securities and Exchange Commission
James Lopez, U.S. Securities and Exchange Commission
Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Thomas F. Bongiorno, Vice President, Corporate Controller and Chief Accounting Officer
Stephen T. Giove, Shearman & Sterling, LLP
Donald G. Brenner, PricewaterhouseCoopers LLP